UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MICROFINANCIAL INCORPORATED

(Names of Subject Company (Issuer))

MF MERGER SUB CORP.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

MF PARENT LP

(Name of Filing Persons (Parent of Offeror))

MF INVESTOR GP LLC

FORTRESS CREDIT ADVISORS LLC

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

595072109

(CUSIP Number of Class of Securities)

MF Merger Sub Corp.

c/o Fortress Investment Group

1345 Avenue of the Americas

46th Floor

New York, New York 10105

Attention:  Constantine M. Dakolias

Telephone:  (212) 798-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David E. Zeltner

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, New York 10005

Telephone:  (212) 530-5000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$151,880,649.76	$17,649

*                  Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 14,433,154 shares of common stock, par value $0.01 per share (the “Shares”), of MicroFinancial Corporation (“MicroFinancial”) outstanding multiplied by the offer price of $10.20 per share, (ii) 130,239 Shares subject to outstanding restricted stock units, which reflects the maximum number of restricted stock units that may be outstanding at the time the offer is completed, multiplied by the offer price of $10.20 per share, (iii) 433,028 Shares issuable pursuant to outstanding options multiplied by the offer price of $10.20 per share less the weighted average exercise price for such options of $3.723 per share and (iv) 51,894 Shares (including Shares issuable pursuant to restricted stock units) to be issued to directors and certain members of management of MicroFinancial following December 13, 2014, multiplied by the offer price of $10.20 per share. The calculation of the filing fee is based on information provided by MicroFinancial as of December 12, 2014 (with respect to the number of Shares of common stock, restricted stock units and options) and September 30, 2014 (with respect to the exercise price of such options).

**            The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,649	Filing Party:	MF Merger Sub Corp.
Form or Registration No.:	Schedule TO	Date Filed:	December 19, 2014

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by MF Merger Sub Corp., a Massachusetts corporation (the “Offeror”), MF Parent LP, a Delaware limited partnership (“Parent”), MF Investor GP LLC, a Delaware limited liability company and Fortress Credit Advisors LLC, a Delaware limited liability company and an affiliate of Fortress Investment Group LLC, a Delaware limited liability company (“FIG”), with the Securities and Exchange Commission on December 19, 2014 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by the Offeror for all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock” or the “Shares”) of MicroFinancial Incorporated (the “Company”) at a price of $10.20 per share net to the seller in cash without interest and less any applicable withholding taxes upon the terms and conditions set forth in the offer to purchase dated December 19, 2014 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”) which, together with any amendments or supplements, collectively constitute the “Offer.”

The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 11 and 12 as reflected below.

ITEM 11.                 ADDITIONAL INFORMATION.

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately after the final paragraph:

“On January 9, 2015, the parties to the Zumbluskas Complaint and the parties to the Dehn Complaint entered into a Memorandum of Understanding (the “Memorandum of Understanding”) providing for the settlement, subject to court approval and the completion of the Offer and the Merger, of such shareholder actions (the “Settlement”). The Settlement will be submitted to the Superior Court of Suffolk County, Massachusetts for approval. If and when the Settlement receives approval, the Settlement will resolve all of the allegations and claims asserted by the plaintiffs and the class against all defendants in connection with the Offer and the Merger and will further provide for the release and settlement by the class of the Company’s shareholders of all claims against all defendants in connection with the Offer and the Merger. Pursuant to the terms of the Memorandum of Understanding, without admitting but expressly denying any wrongdoing or liability of any nature, or that any material information was omitted from the Schedule 14D-9, as amended, related to the transactions contemplated by the Merger Agreement, the Company has agreed to make certain supplemental disclosures in Amendment No. 2 to the Schedule 14D-9. The Settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger.  Notwithstanding the Memorandum of Understanding, there can be no assurance that the transactions contemplated by the Merger Agreement will be consummated. Notwithstanding the Memorandum of Understanding, there can be no assurance that the court will approve the Settlement contemplated by the Memorandum of Understanding. In such event, the Settlement as contemplated by the Memorandum of Understanding may be terminated and the parties to the Zumbluskas Complaint and the parties to the Dehn Complaint will revert to their respective litigation positions.”

The foregoing description is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is filed as Exhibit (a)(5)(C) to the Schedule TO, and is incorporated by reference herein.

ITEM 12.                 EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(C)	Memorandum of Understanding dated as of January 9, 2015 (incorporated by reference to Exhibit (a)(13) to the Schedule 14D-9/A filed by MicroFinancial Incorporated on January 9, 2015).

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2015

MF Merger Sub Corp.

By:	/s/ David E. King
Name: David E. King
Title: Director

MF Parent LP

By:	MF Investor GP LLC

By:	/s/ David E. King
Name: David E. King
Title: Director

MF Investor GP LLC

By:	/s/ David E. King
Name: David E. King
Title: Director

Fortress Credit Advisors LLC

By:	/s/ Constantine M. Dakolias
Name: Constantine M. Dakolias
Title: President

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 19, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by the Company on December 15, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(a)(1)(G)	Summary Advertisement to be published in the New York Times and dated December 19, 2014.*

(a)(1)(H)	Press Release issued by the Company on January 2, 2015 regarding the declaration of the quarterly cash dividend.*

(a)(5)(A)	Complaint filed by Michael Zumbluskas, on behalf of himself and others similarly situated, on December 23, 2014, in the Superior Court of Suffolk County, Massachusetts.*

(a)(5)(B)	Complaint filed by Andrew James Dehn, on behalf of himself and others similarly situated, on December 24, 2014, in the Superior Court of Suffolk County, Massachusetts.*

(a)(5)(C)	Memorandum of Understanding dated as of January 9, 2015 (incorporated by reference to Exhibit (a)(13) to the Schedule 14D-9/A filed by MicroFinancial Incorporated on January 9, 2015).

(b)(1)	Bridge Loan Agreement, dated as of December 13, 2014, by and between Santander Bank, N.A., as Lender, and MF Merger Sub Corp., as Borrower.*

(b)(2)

Credit Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., as Agent, the Lenders party thereto, MF2 Holdings LLC and TimePayment Corp. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).*

(b)(3)

Third Amended and Restated Credit Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., as Agent, the Lenders party thereto, MF2 Holdings LLC and TimePayment Corp. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).*

(b)(4)

Escrow Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., MF2 Holdings LLC, TimePayment Corp. and BNY Mellon, N.A. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).*

(d)(1)

Agreement and Plan of Merger, dated as of December 13, 2014, by and among MF Merger Sub Corp., MF Parent LP and MicroFinancial Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(2)

Commitment Letter, dated as of December 13, 2014, delivered by Fortress Credit Opportunities Fund III (A) LP, Fortress Credit Opportunities Fund III (B) LP, Fortress Credit Opportunities Fund III (C) L.P., Fortress Credit Opportunities Fund III (D) L.P. and Fortress Credit Opportunities Fund III (E) LP to MF Parent LP.*

(d)(3)	Tender and Support Agreement, dated as of December 13, 2014, by and among MF Parent LP, MF Merger Sub Corp., Torrence C. Harder, Torrence C. Harder Revocable Trust of 2006, Ashley

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J. Harder 2000 Irrevocable Trust, Lauren E. Harder 2001 Irrevocable Trust, Entrepreneurial Ventures, Inc., Harder Family 2011 LLC, Brian E. Boyle, Peter R. Bleyleben, Peter R Bleyleben Revocable Trust, Fritz von Mering and Alan Zakon.*

(d)(4)	Contribution, Non-Tender and Support Agreement, dated as of December 13, 2014, by and among MF Parent LP, Richard F. Latour, James R. Jackson, Jr. and Steven J. LaCreta.*

(d)(5)

Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and Richard F. Latour, dated December 13, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(6)

Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and James R. Jackson, Jr., dated December 13, 2014 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(7)

Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and Steven J. LaCreta, dated December 13, 2014 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(8)	Letter Agreement between MicroFinancial Incorporated and Fortress Investment Group LLC, dated July 25, 2014.*

(g)	None.

(h)	None.

*  Previously filed.

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